                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)*


                              LIQUI-BOX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        COMMON SHARES, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    536314107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 SAMUEL B. DAVIS
                              LIQUI-BOX CORPORATION
                          6950 WORTHINGTON-GALENA ROAD
                             WORTHINGTON, OHIO 43085
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 pages
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CUSIP No.    536314107
          ---------------
--------------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Samuel B. Davis
       ------------------------------------------------------------------------

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)


       (a)
          ---------------------------------------------------------------------

       (b)
          ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only
                   ------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) Not applicable.
                                         --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Procedures Is Required Pursuant to
       Items 2(d) or 2(e)
                         ------------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization     United States of America
                                           ------------------------------------
--------------------------------------------------------------------------------

Number of       7.   Sole Voting Power         1,327,991*
Shares                                -----------------------------------------
Beneficially    ----------------------------------------------------------------
Owned by Each
Reporting       8.   Shared Voting Power         326,742*
Person                                  ---------------------------------------
With            ----------------------------------------------------------------

                9.   Sole Dispositive Power      1,200,964*
                                           ------------------------------------
                ----------------------------------------------------------------

                10.  Shared Dispositive Power    453,769*
                                             ----------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,654,733*
                                                                   ------------
--------------------------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)    [X]  See Note (5) to Item 5
                         ------------------------------------------------------
--------------------------------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)   38.2%
                                                         ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)

                                            IN
       ------------------------------------------------------------------------

                  *These shares are subject to a Shareholders Agreement dated March 25, 2002. Does not include shares held by Samuel N. Davis. See
       Item 4 herein.


                               Page 2 of 11 pages
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                                 SAMUEL B. DAVIS
                               AMENDMENT NO. 13 TO
                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 13 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, Worthington, Ohio 43085-0494.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

On March 25, 2002, Liqui-Box Corporation ("Liqui-Box") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Enhance Packaging Technologies Inc., a Canadian corporation ("Enhance") and wholly-owned subsidiary of DuPont Canada Inc., a Canadian corporation, and EPT Newco, Inc., an Ohio corporation and wholly-owned subsidiary of Enhance ("EPT"), under which Enhance has agreed to acquire all of the issued and outstanding common shares of Liqui-Box pursuant to a cash merger transaction for US$67.00 per share, for a total purchase price of approximately US$333 million (the "Merger"). Concurrently, the reporting person entered into a Shareholders Agreement dated March 25, 2002 (the "Shareholders Agreement") with Enhance, EPT and Samuel N. Davis and a Noncompetition and Nonsolicitation Agreement with Liqui-Box dated March 25, 2002 (the "Noncompete Agreement"). Samuel N. Davis is the son of Samuel B. Davis.

MERGER AGREEMENT.

         Under the terms of the Merger Agreement, at the effective time of the Merger, EPT will be merged with and into Liqui-Box, which will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Enhance. Also at the effective time and as a result of the Merger, (i) each outstanding common share of Liqui-Box (except shares owned directly or indirectly by DuPont Canada, Inc. or Enhance or any of their respective subsidiaries or parent entities and shares held by dissenting Liqui-Box shareholders) will be converted into and represent the right to receive US$67.00 per share (subject to adjustment as provided in Section 5.3 of the Merger Agreement), (ii) all common shares of Liqui-Box will no longer be outstanding and will be cancelled and retired, and (iii) each common share of EPT will be converted into and represent the right to receive one common share, without par value, of Liqui-Box as the surviving corporation in the Merger.

         Consummation of the Merger is subject to various conditions, including, among others, (i) adoption of the Merger Agreement and approval of the Merger by the shareholders of Liqui-


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Box; (ii) compliance with regulatory requirements under the Hart-Scott-Rodino
Antirust Improvements Act of 1976, as amended, and the rules promulgated under the "HSR Act"; (iii) no more than 10% of the outstanding Liqui-Box common shares may be held by shareholders who object to the Merger and comply with all the provisions of Ohio law concerning the rights of dissenting shareholders and (iv) no court or Governmental Entity (as defined in the Merger Agreement) shall have enacted, issued, enforced or entered any Order (as defined in the Merger Agreement) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger, or shall have instituted any proceeding seeking any such Order.

         The Merger Agreement may be terminated (i) by mutual written consent of the parties, either before or after approval by Liqui-Box shareholders; or (ii) by action of Enhance or the Board of Directors of Liqui-Box if (a) the Merger has not been consummated by August 30, 2002, whether such date is before or after the date Liqui-Box shareholders approve the Merger Agreement, provided that such consummation date may be extended to September 30, 2002 or the 30th day following the date that Liqui-Box and/or Enhance is deemed to be in substantial compliance with a request for additional information received from certain regulatory authorities, whichever occurs first, (b) the Liqui-Box shareholders meeting to approve the Merger Agreement and the Merger has been convened, held or completed and such approval has not been obtained at such meeting or any adjournment or postponement of such meeting, or (c) any Order permanently restraining, enjoining or otherwise prohibiting the Merger shall have become final and non-appealable, whether before or after approval of the Merger Agreement and Merger by Liqui-Box shareholders, except that the right to terminate the Merger Agreement under this provision is not available to any party that has breached its covenant to use commercially reasonable efforts to prevent such Order from being issued and to cause such Order to be vacated, withdrawn or lifted as specified in Section 7.4 of the Merger Agreement.

         The Merger Agreement may be terminated by Liqui-Box and the Merger may be abandoned at any time prior to the effective time of the Merger by action of the Board of Directors of Liqui-Box if (i) Liqui-Box's Board of Directors authorizes Liqui-Box, subject to the terms of the Merger Agreement, to enter into a binding written agreement concerning a Superior Proposal (as defined in the Merger Agreement) and Liqui-Box notifies Enhance that it intends to enter into such an agreement, except that Liqui-Box may not enter into a binding agreement with respect to a Superior Proposal until at least the first calendar day following the fifth business day after such written notice has been provided to Enhance and Liqui-Box may not terminate the Merger Agreement or enter into a binding agreement with respect to a Superior Proposal if, within the period previously specified, Enhance has made a written offer that is deemed by a special committee of the Liqui-Box Board of Directors comprising entirely of non-management, independent directors to be at least as favorable to Liqui-Box shareholders as the Superior Proposal.

         Also, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the effective time of the Merger by Enhance if Liqui-Box's Board of Directors shall have failed to recommend, or shall have withdrawn or adversely modified its approval or recommendation of the Merger or failed to reconfirm its recommendation of the Merger within


                               Page 4 of 11 pages
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two business days after a written request from Enhance to do so, or shall have resolved to do any of the foregoing.

         Unless otherwise agreed to in writing by Liqui-Box and Enhance, the closing of the Merger must occur on the second business day (as defined in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated by the Merger Agreement.

SHAREHOLDERS AGREEMENT.

         OPTION. In connection with the Merger Agreement, the reporting person entered into a Shareholders Agreement dated March 25, 2002 with Enhance and Samuel N. Davis (the "Shareholders Agreement"). Under the Shareholders Agreement, the reporting person has granted to Enhance or EPT an irrevocable option (the "Option") to purchase, subject to certain adjustments as specified in the Shareholders Agreement, (i) all of the Liqui-Box common shares held by the reporting person at a price of US$67.00 per share and (ii) all of the stock options for Liqui-Box common shares held by the reporting person at a price equal to the excess of US$67.00 per share over the applicable exercise price per share applicable to the stock options, payable in cash without interest. Subject to the terms of the Shareholders Agreement, the Option is exercisable at any time after the date on which all waiting periods under the HSR Act and the antitrust, competition, foreign investment or similar laws of any foreign countries or supranational commissions or boards that require pre-merger notification or filings with respect and applicable to the Merger have expired or been terminated.

         The Option expires on the earliest of (i) the effective time of the Merger as specified in the Merger Agreement, (ii) August 30, 2002 and (iii) the date that Enhance notifies the reporting person and Samuel N. Davis that Enhance no longer intends to acquire control of Liqui-Box. If the Option cannot be exercised or the securities covered by the Option cannot be delivered to EPT upon exercise of the Option because of a preliminary or permanent injunction or other order issued by a federal or state court or because any required waiting period under the HSR Act or any Foreign Merger Laws (as defined in the Shareholders Agreement) has not expired or been terminated, then the expiration date of the Option will be extended until 30 days after such impediment to exercise or delivery has been removed.

         VOTING OF SHARES. Under the Shareholders Agreement, the reporting person and Samuel N. Davis have agreed that, during the term of the Shareholders Agreement, at any meeting of Liqui-Box shareholders and in any action by written consent of Liqui-Box Shareholders, each of them will:

         (a) vote all common shares and any other securities of Liqui-Box which he then has the right to vote (collectively, the "Voting Securities") in favor of the Merger;

         (b) not vote any Voting Securities with respect to which he then has the right


                               Page 5 of 11 pages
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         to vote in favor of any action or agreement which would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Liqui-Box under the Merger Agreement; and

         (c) vote all Voting Securities which he then has the right to vote against any action or agreement which would impede, interfere with or attempt to discourage the Merger, including, but not limited to (i) any proposal opposed by Enhance or EPT, (ii) any Acquisition Proposal (as defined in the Merger Agreement), other than the Merger, involving Liqui-Box or any of its subsidiaries, (iii) any change in the management or Board of Directors of Liqui-Box, (iv) any material change in the present capitalization or dividend policy of Liqui-Box, or (v) any other material change in Liqui-Box's corporate structure or business.

         In the event that either the reporting person or Samuel N. Davis does not comply with the foregoing voting provisions, he shall be deemed to have irrevocably appointed designees of Enhance or EPT as his attorneys, agents and proxies for purposes of voting the Voting Securities which he then is or may be entitled to vote at any meeting of Liqui-Box shareholders, or with respect to which he is or may be entitled to act by written consent.

         COVENANTS. Under the terms of the Shareholders Agreement, the reporting person also has agreed that he will not:

         (a) sell, sell short, transfer, pledge hypothecate, assign or otherwise dispose of, or enter into any contract, option, hedging arrangement or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, assignment or other disposition of, any of the Liqui-Box common shares or options to purchase Liqui-Box common shares held by him, or any Voting Securities over which he has dispositive power;

         (b) deposit any of the Liqui-Box common shares or options to purchase Liqui-Box common shares held by him, or any Voting Securities over which he has dispositive power, into a voting trust, or grant any proxies or enter into a voting agreement with respect to any of such shares, options or Voting Securities;

         (c) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal; except that, as a member of Liqui-Box's Board of Directors, the reporting person may conduct himself in the manner expressly permitted under Section 7.2 of the Merger Agreement.

         Pursuant to the Shareholders agreement, the reporting person also has agreed not to engage in any action or omit to take any action which would have the effect of preventing or disabling him from delivering his Liqui-Box common shares and options to purchase Liqui-Box common shares to Enhance or EPT or otherwise performing his duties under the Shareholders Agreement. To the extent that any options to purchase Liqui-Box common shares held by the


                               Page 6 of 11 pages
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reporting person may not be assigned by him to Enhance or EPT without exercising, exchanging or converting such options for or into Liqui-Box common shares, the reporting person has agreed to so exercise, exchange or convert such options upon exercise of the Option. Further, any additional Liqui-Box common shares, or options, warrants or other securities or rights exercisable for, exchangeable for or convertible into Liqui-Box common shares acquired by the reporting person, or with respect to which the reporting person obtains voting power, will become subject to the Shareholders Agreement and will be considered Optioned Securities (as defined in the Shareholders Agreement) or Voting Securities, as the case may be.

NONCOMPETE AGREEMENT.

         Concurrently with the execution of the Merger Agreement, the reporting person entered into a Noncompetition and Nonsolicitation Agreement dated March 25, 2002 with Liqui-Box (the "Noncompete Agreement"). Pursuant to the Noncompete Agreement, the reporting person has agreed not to, directly or indirectly, engage in or hold a financial interest in any business that constitutes a Competing Business (as defined in the Noncompete Agreement) for a period of five
(5) years after termination of his employment with Liqui-Box. In addition, under the Noncompete Agreement, the reporting person has agreed that he will not, either directly or indirectly, for a period of five (5) years after termination of his employment with Liqui-Box (i) solicit the employment of any person who is employed by Liqui-Box at the time of termination of the reporting person's employment with Liqui-Box, unless such solicited person is involuntarily discharged by Liqui-Box, or (ii) solicit, divert or take away, or attempt to divert or take away, the business or patronage of any current or prospective clients, customers or accounts of Liqui-Box as of the termination of his employment with Liqui-Box.

         The foregoing descriptions are qualified in their entirety by reference to the texts of the Merger Agreement, the Shareholders Agreement and the Noncompetition Agreement, copies of which are filed as exhibits to this Amendment to Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b)       The aggregate number and percentage of Common Shares
                  of the Issuer beneficially owned by the reporting person as of March 22, 2002, and the nature of such ownership is as follows:

                         COMMON                     NATURE OF                            PERCENT
                         SHARES               BENEFICIAL OWNERSHIP                     OF CLASS(1)
                         ------               --------------------                     -----------
                      1,200,964(2)       Sole Voting and Sole Dispositive                 27.8%
                        127,027(3)       Sole Voting and Shared Dispositive                2.9%
                        326,742(4)       Shared Voting and Shared Dispositive              7.5%
                      1,654,733(5)                                                        38.2%

                               Page 7 of 11 pages
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                  ------------------------
                  (1) Based upon 4,168,380 Common Shares outstanding as of March 22, 2002 and the number of Common Shares as to which the reporting person had the right to acquire beneficial ownership upon the exercise of options exercisable within 60 days of March 22, 2002.

                  (2) Includes 500,000 Common Shares held by the reporting person as trustee under the Samuel B. Davis 2002 Grantor Retained Annuity Trust and 293,939 Common Shares held by the reporting person as trustee under the Samuel B. Davis Revocable Trust. Also includes 158,005 Common Shares which are subject to options held by the reporting person which are exercisable within 60 days of March 22, 2002. Supplemental Retirement Discounted Options become exercisable upon termination of the reporting person's employment (other than upon termination for cause); however, the Supplemental Retirement Discounted Options become fully exercisable upon an earlier change in control of the Issuer. For purposes of determining options which are presently exercisable, it is assumed that the employment of the reporting person with the Issuer will not be terminated during the next 60 days and that a change in control of the issues will not occur within the next 60 days. Also see response to
                           Item 4 herein.

                           Also includes 70,839 Common Shares held for the reporting person's account in the Liqui-Box Corporation Employee Stock Ownership Plan and 14,810 common shares held for the reporting person's account in the Liqui-Box Corporation 401(k) plan.

                           Also includes 163,371 Common Shares of the Issuer held by the reporting person as Successor Trustee under the Davis Family Trust F/B/O Samuel B. Davis.

                  (3) Includes 127,027 Common Shares deposited with the reporting person in his capacity as voting trustee of a voting trust. The reporting person exercises sole voting power with respect to the Common Shares deposited in the voting trust; however, the person who deposited the Common Shares in the voting trust retained investment power, subject to a right of first refusal in the reporting person, and the right to receive dividends thereon. The voting trust expires on September 29, 2003.

                  (4) Includes 163,371 Common Shares of the Issuer held by the reporting person as Successor Trustee under the Davis Family Trust F/B/O Joan D.


                                Page 8 of 11 pages
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                           Guylas. Includes 163,371 Common Shares of the Issuer
                           held by the reporting person as Successor Trustee under the Davis Family Trust F/B/O Jane D. Ferger.

                  (5) Does not include 11,643 Common Shares as to which the wife of the reporting person has sole voting and investment power.

(c) and d         See response under Item 4 and Footnote (3) to table included under Item 5(a) and (b).



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

         See response to Item 4.

         The trustee of the Liqui-Box Corporation Employee Stock Ownership Plan may vote the 70,839 Common Shares held in the account of the reporting person under the plan in its discretion if the reporting person does not exercise his power to direct the trustee how to vote.

         Except for the foregoing and the agreements described in response to
Item 4, to the best knowledge of the reporting person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of Liqui-Box including, but not limited to, transfer or voting of any of the securities of Liqui-Box, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement and Plan of Merger among Liqui-Box Corporation, Enhance Packaging Technologies Inc. and EPT Newco, Inc. dated March 25, 2002.

                  Exhibit 2: Shareholders Agreement among Enhance Packaging Technologies Inc., Samuel B. Davis and Samuel N. Davis dated March 25, 2002.

                  Exhibit 3: Noncompetition and Nonsolicitation Agreement dated March 25, 2002 between Liqui-Box Corporation and Samuel B. Davis.


                               Page 9 of pages 11
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                  Exhibit 4:        Noncompetition and Nonsolicitation Agreement
                                    dated March 25, 2002 between Liqui-box
                                    Corporation and Samuel N. Davis.













                              Page 10 of 11 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.



Date:    April 2, 2002                                     /s/ S. B. Davis
                                                           --------------------
                                                           Samuel B. Davis






                              Page 11 of 11 pages